HAINAN MANASLU ACQUISITION CORP.

B3406, 34F, West Tower, Block B

Guorui Building, 11 Guoxing Avenue

Haikou, Hainan Province, People’s Republic of China

VIA EDGAR

January 21, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Melanie Singh and Maryse Mills-Apenteng

Re: Hainan Manaslu Acquisition Corp.

Registration Statement on Form S-1

Filed November 24, 2021

File No. 333-261340

Dear Staff:

Hainan Manaslu Acquisition Corp. (the “Company”) hereby transmits its response to the comment letter (the “Comment Letter”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on December 21, 2021, regarding the Registration Statement on Form S-1 submitted to the Commission on November 24, 2021 (the “Registration Statement”).

Concurrently with the filing of this letter, the Company is hereby submitting via Edgar Amendment No. 1 to the Registration Statement (the “Amendment No. 1”). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement and page references in the responses refer to Amendment No. 1. Unless otherwise indicated, capitalized terms herein will have the meanings assigned to them in Amendment No. 1.

Registration Statement on Form S-1 filed November 24, 2021

Cover Page

1.	Please provide a brief description on the cover page of how cash is or will be transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under any VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of Amendment No. 1.

Summary, page 1

2.	Provide a clear description in the Summary section of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 8 and 9 of Amendment No. 1.

Potential Approvals from the PRC Governmental Authorities..., page 6

3.	In your summary of risk factors, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, for each bulleted risk factor that relates to risks associated with acquiring and operating a business in China, please include page numbers that cross-reference the more detailed discussion in the Risk Factors section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 6, 7, 36, 37, 38, 78, 79, 81 and 83 of Amendment No. 1.

4.	Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. Also state affirmatively whether any permissions have been denied.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 6, 7, 84 and 85 of Amendment No. 1.

Potential Approvals from the PRC Governmental Authorities..., page 6

5.	Please revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 9, 10, 90 and 91 of Amendment No. 1.

***

We thank you for your review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Zhifan Zhou
Zhifan Zhou
Chairman and Chief Executive Officer

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP

3